

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

   Re: Ferrovial SE
   Draft Registration Statement on Form 20-F
   Submitted October 10, 2023
   CIK No. 0001468522

Dear Ignacio Madridejos:

   We have reviewed your draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted October 10, 2023

Item 3.D Risk Factors, page 2

1. Please clarify whether your directors and officers reside outside of the United States. In addition, please consider adding risk factor disclosure addressing the difficulty that investors may have in effecting service of process within the United States and enforcing United States federal securities laws and judgments obtained in the United States.

3.D.1.24 Risks relating to the Energy Infrastructure and Mobility Business, page 22

2. We note that your Energy Infrastructure and Mobility business line provides services to the Chilean mining industry. Please consider including a risk factor addressing any material risks associated with those services.

Item 5. Operating and Financial Review and Prospects
5 A.6 Results of Operations, page 100

3.   We note your disclosure on page 95 that your Construction Business Division has been affected by the Ukraine conflict due to its effects on the increase in the costs of materials, energy costs and employee salaries, as well as delayed or reduced supply of certain materials. We understand that you have developed an action plan to mitigate the potential negative impact to your business. Please revise to quantify, if possible, any material impact of these disruptions to your business or results of operations.

5.A.8 Non-IFRS Measures: Operational Results, page 117

4.   We note you have presented the non-IFRS performance measures EBIT and EBITDA. These measures appear to have adjustments beyond Net profit/(loss) before interest, taxes, depreciation and amortization. To the extent your measures contain any adjustments from Net profit/(loss) for items other than interest, taxes, depreciation and amortization, please revise the names of those measures to distinguish them from EBIT and EBITDA. Please also ensure this change is made for the measures like-for-like EBIT and EBITDA as well. Please refer to question 103.01 of the C&DI on Non-GAAP Financial Measures.

5.   We note that you have reconciled EBIT and EBITDA to Operating profit/(loss). Please revise your reconciliations to reconcile these measures to Net profit/(loss) as EBIT and EBITDA make adjustments for items that are not included in operating profit/(loss). Please also ensure this change is made to the like-for-like EBIT and EBITDA reconciliations as well. Please refer to question 103.02 of the C&DI on Non-GAAP Financial Measures.

6.   We refer you to your tables on pages 126 through 129, specifically, we refer you to the column that contains each income statement item presented on a basis before fair value adjustments. Please tell us how your disclosure does not result in your presentation of a non-IFRS measure with greater prominence than the related IFRS measure. Please refer to questions 102.10(a) and 102.10(c) of the C&DI on Non-GAAP Financial Measures.

5.B.6.2 Consolidated Cash Flows, Excluding Infrastructure Projects and from Infrastructure Projects, page 136

7.   We refer you to your tables on page 137. Please address the following:
       • Please revise your filing to describe the nature of the items in the adjustments columns.
       • Please tell us if such adjustments result in the presentation of measures that are non-IFRS measures and how you made that determination.
       • To the extent these adjustments result in the presentation of non-IFRS measures, please clearly label these as non-IFRS measures and include the applicable disclosures required by Item 10(e) of Regulation S-K.

8.   We refer you to your tables on pages 137-139, specifically your presentation of the columns labeled consolidated cash flows. Please address the following:
   • Please tell us if the columns for consolidated cash flows is the presentation of measures that are non-IFRS measures and how you made that determination.
   • To the extent these columns are non-IFRS measures, please clearly label these as non-IFRS measures and include the applicable disclosures required by Item 10(e) of Regulation S-K. Within your revisions, please clearly explain each reconciling item and how the non-IFRS presentation results in useful information to investors.

Item 6. Directors, Senior Management, and Employees, page 148

9.   Please clarify the periods during which Rafael del Pino and Ignacio Madridejos served as your Chief Executive Officer. Each of their biographies states that they were appointed Chief Executive Officer, but it appears that only one is currently serving in the role.

Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020
1.3 Accounting Policies
Non-refundable grants related to assets, page F-61

10.   We note your disclosure that investments made are presented net of non-refundable grants on the statement of cash flows. Please tell us your basis for presenting this information on a net basis. Within your response, please reference paragraph 28 of IAS 20 and any other applicable authoritative accounting literature management relied upon.

Toll roads business, page F-65

11.   For revenue recognition purposes, it appears that you have concluded that you are the agent when you are the concessionaire only and have subcontracted the infrastructure construction to an external company. Please tell us and revise your filing to clarify how you determined that you are agent in these scenarios. Within your response, please reference the authoritative accounting literature management relied upon.

6.9 Restricted Net Assets, page F-148

12.   We note your disclosure that you concluded that the restricted net assets exceed 25% of Ferrovial's consolidated net assets at December 31, 2022, and therefore, the separate condensed financial statements of Ferrovial, S.A. are presented. We are unable to locate these separate condensed financial statements. Please advise or revise. Reference is made to Rule 12-04 of Regulation S-X.

      Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: M. Ryan Benedict